EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Energy Resources, LLC

(amounts in thousands except ratios)

Year Ended December 31, 2009
Earnings:
Net loss(1)	$(90,602)
Fixed charges	74,972
Equity income in unconsolidated company	(553)
Interest capitalized	(8,887)
Amortization of previously capitalized interest	807

Total	$(24,263)

Fixed Charges:
Interest cost and debt expense	$64,951
Interest capitalized	8,887
Interest allocable to rental expense(2)	1,134

Total	$74,972

Ratio of Earnings to Fixed Charges	— (3)

(1)	Includes a $156.4 million asset impairment charge during the year ended December 31, 2009.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)	Due to the Company’s net loss for the year ended December 31, 2009, its earnings were insufficient to cover its fixed charges by $99.2 million.